NEWS RELEASE



    Thomas & Howard Company Drives Efficiencies, Powers Profits with Retalix
                    Software Solutions For Food Distributors

DALLAS - October 1, 2007 - By installing enterprise and warehouse management solutions from Retalix(R) (Nasdaq: RTLX), Thomas & Howard Company, Inc., will have the power to execute more effectively and make better decisions based on in-depth analysis of its operations. The food distributor selected Retalix Power Enterprise(TM) and Retalix Power Warehouse(TM), which together automate management of the company's supply chain and warehouse operations.

     "We found in Retalix a technology partner that has advanced solutions specifically geared to the foodservice and convenience distribution industries. We're confident they'll help improve efficiencies in our business and position us for continued growth," said Jeff Leischner, President and Chief Executive Officer for Thomas & Howard. "Prior to this upgrade, mining critical data for analysis was tedious and cumbersome. We believe the easy access to accurate data, analysis, and modeling will make for better business decisions, and allow us to more efficiently implement our strategies and meet business and customer needs."

     Retalix Power Enterprise is an integrated software suite that enables food distributors to streamline virtually all aspects of sales and distribution management, while Retalix Power Warehouse helps route-based, multi-stop food distribution operations achieve higher operational efficiencies and improved customer service levels.

     "Thomas & Howard is a highly regarded distributor in both the foodservice and convenience industries," said Ray Carlin, executive vice president for Retalix USA. "Their decision to deploy our core integrated suites of capabilities including business management, supplier relationship, warehouse management and analytics will enable them to execute best-practice processes across multiple operational areas."

     For example, Thomas & Howard expects to benefit from these solutions:

       o Vendor bill-back and growth programs, which save money and increase profits via improved accounting strategies, comprehensive pricing, profitability analysis, improved accounts receivable and inventory management

       o Improved warehouse productivity tools, including dramatic improvements in shipping and reduced emergency runs through better management of stock levels

       o Retalix Power Buy, a tool that improves buying decisions through analysis of historical item demand patterns, vendor constraints, inventory levels and total costs

       o Retalix Power Analyzer, a business intelligence tool that provides profitability analysis for both customers and products

     About Thomas & Howard Company, Inc.

     Thomas & Howard Company, Inc. is a privately owned food distributor headquartered in Columbia, S.C. The company provides full-line, full-service distribution to convenience stores and restaurants, primarily in South Carolina, North Carolina, Georgia, and Tennessee. With a history of more than 100 years and annual sales in excess of $300 million, Thomas & Howard operates three facilities in South Carolina. For more information, please visit www.tohoco.com.

     About Retalix

     Retalix is a global, independent provider of software solutions to retailers and distributors. Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, foodservice operators, food and consumer goods distributors and independent grocers. The company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,500 employees in its various subsidiaries and offices worldwide. The company's international headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

     Retalix is a registered trademark of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                                      # # #



Ref: 07-xx